SUPPLEMENT Dated December 15, 2010
To The Prospectus Dated April 30, 2010, as amended

ING Variable Annuity

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. **The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.** *If you have any questions, please call our Customer Contact Center at 1-800-531-4547.*

I. Information Regarding Fund Changes and Fund Availability

1. *Effective after the close of business on or about January 21, 2011,* the following investment portfolio will be added under your Contract. The list of investment portfolios and Appendix III are revised accordingly.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Investors Trust		
ING Large Cap Value Portfolio (Class S)	**Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital and current income.

2. *Effective August 31, 2010,* the ING Clarion Global Real Estate Portfolio is a diversified fund. The information appearing in Appendix III for the ING Clarion Global Real Estate Portfolio is revised accordingly.

3. *Effective January 4, 2011,* the investment objective for the ING Thornburg Value Portfolio will change to "Seeks long-term capital appreciation, and secondarily current income." The information appearing in Appendix III for the ING Thornburg Value Portfolio is revised accordingly.

4. *Effective on or about January 21, 2011:*

   a) The subadviser for ING Oppenheimer Global Strategic Income Portfolio will change to ING Investment Management Co. and the portfolio's name will change to ING Global Bond Portfolio. In addition, the investment objective will change to "Seeks to maximize total return through a combination of current income and capital appreciation." The list of investment portfolios and Appendix III are revised accordingly.

   b) The subadviser for ING Marsico International Opportunities Portfolio will change to T. Rowe Price Associates, Inc. and the portfolio's name will change to ING T. Rowe Price International Stock Portfolio. Please note that this investment portfolio is currently closed to new investments.

II. Notice of Upcoming Fund Reorganizations

Effective after the close of business on or about January 21, 2011, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING American Funds Growth-Income Portfolio	ING Growth and Income Portfolio (Class I)
ING Lord Abbett Growth and Income Portfolio (Class S)	ING Large Cap Value Portfolio (Class S)
ING Legg Mason ClearBridge Aggressive Growth Portfolio (Initial Class)	ING Large Cap Growth Portfolio (Class I)

Information Regarding the Portfolio Reorganizations:

The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved proposals for the reorganizations referenced above. The reorganizations are also subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about January 21, 2011, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-531-4547.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted and all references to them will be replaced by the corresponding Surviving Portfolio.